Exhibit 99.1

Magna International Inc.

First Quarter Report

2015

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2015 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders.

This MD&A has been prepared as at May 6, 2015.

OVERVIEW

We are a leading global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. We have approximately 133,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

North American and European light vehicle production each declined marginally in the first quarter of 2015, compared to the first quarter of 2014, to 4.1 million and 5.1 million units, respectively.

We posted sales of $8.33 billion for the first quarter of 2015, a decrease of $631 million or 7% from the first quarter of 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, had a significant negative impact on our reported sales in the first quarter of 2015. Foreign exchange translation reduced our sales in the first quarter of 2015 by approximately $880 million, as compared to the first quarter of 2014. Excluding the negative impact of foreign exchange translation, sales increased 3% in the first quarter of 2015, compared to the first quarter of 2014.

Our Adjusted EBIT(1) increased 6% to $642 million in the first quarter of 2015, compared to the first quarter of 2014.

•                  North America: Adjusted EBIT of $460 million for the first quarter of 2015, increased 4% compared to $443 million for the first quarter of 2014. This compares to the segment’s total sales which increased less than 1% to $4.70 billion in the first quarter of 2015 compared to the first quarter of 2014.

•                  Europe: Adjusted EBIT of $124 million for the first quarter of 2015, declined $3 million or 2% from the first quarter of 2014, while segment total sales declined $660 million or 17% from the first quarter of 2014 to the first quarter of 2015.

•                  Asia: This segment reported its ninth consecutive quarter of improved year over year results, with Adjusted EBIT of $47 million for the first quarter of 2015, compared to $29 million for the first quarter of 2014.

•                  Rest of World: Our Adjusted EBIT loss of $4 million for the first quarter of 2015 compared to an Adjusted EBIT loss of $13 million in the first quarter of 2014, reflecting our progress in reducing operating losses in this segment.

Lastly, subsequent to the first quarter of 2015, we signed an agreement to sell substantially all of our interiors operations to Grupo Antolin, a leading global supplier of automotive interior systems. The purchase price for the operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments. We will continue managing our seating operations, which are not included in this agreement.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

Magna International Inc. First Quarter Report 2015	1

FINANCIAL RESULTS SUMMARY

During the first quarter of 2015, we posted sales of $8.33 billion, a decrease of 7% from the first quarter of 2014. This lower sales level was a result of a decrease in reported U.S. dollar sales due to the weakening of foreign currencies against the U.S. dollar. Comparing the first quarter of 2015 to 2014:

•                  North American vehicle production decreased marginally but our North American production sales increased 1% to $4.46 billion;

•                  European vehicle production decreased marginally and our European production sales decreased 17% to $2.18 billion;

•                  Asian production sales increased 10% to $421 million;

•                  Rest of World production sales decreased 17% to $131 million;

•                  Complete vehicle assembly volumes decreased 23% and sales decreased $229 million to $584 million; and

•                  Tooling, engineering and other sales decreased 2% to $559 million.

During the first quarter of 2015, we earned income from operations before income taxes of $631 million compared to $581 million for the first quarter of 2014. Excluding other expense, net (“Other Expense”) recorded in the first quarter of 2014, as discussed in the “Other Expense” section, income from operations before income taxes increased $28 million. Excluding the negative impact of foreign exchange translation, the increase was primarily as a result of:

•                  incremental margin earned on new programs that launched during or subsequent to the first quarter of 2014;

•                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  a greater amount of employee profit sharing;

•                 operational inefficiencies at certain facilities;

•                  a $1 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to the first quarter of 2014.

During the first quarter of 2015, net income attributable to Magna International Inc. was $465 million, an increase of $72 million compared to the first quarter of 2014 and diluted earnings per share increased $0.24 to $1.12 for the first quarter of 2015 compared to $0.88 for the first quarter of 2014. Other Expense, after tax and the Austrian Tax Reform, as discussed in the “Other Expense” and “Income Taxes” sections, respectively, impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	For the three months ended March 31,
	2015		2014
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other expense	$—	$—	$22	$0.05
Income tax effect:
Other expense	—	—	(2)	—
Austrian tax reform	—	—	32	0.07
	$—	$—	$52	$0.12

2	Magna International Inc. First Quarter Report 2015

Excluding the $52 million negative impact for the first quarter of 2014, net income attributable to Magna International Inc. for the first quarter of 2015 increased $20 million compared to the first quarter of 2014.

Excluding the $0.12 per share negative impact for the first quarter of 2014, diluted earnings per share increased $0.12, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2015. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2014, pursuant to our normal course issuer bids.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with such specific factors as: operational inefficiencies; costs incurred to launch new or takeover business; restructuring, downsizing and other significant non-recurring costs; price reduction pressures from our customers; warranty and recall costs; the financial condition of our supply base; and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the first quarter ended March 31, 2015.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2015	2014	Change

1 Canadian dollar equals U.S. dollars	0.808	0.907	-	11%
1 euro equals U.S. dollars	1.129	1.371	-	18%
1 British pound equals U.S. dollars	1.517	1.655	-	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2015 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

Magna International Inc. First Quarter Report 2015	3

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2015

Sales

	For the three months
	ended March 31,
	2015	2014	Change

Vehicle Production Volumes (millions of units)
North America	4.102	4.118	—
Europe	5.095	5.119	—

Sales
External Production
North America	$4,456	$4,407	+	1%
Europe	2,179	2,634	-	17%
Asia	421	381	+	10%
Rest of World	131	157	-	17%
Complete Vehicle Assembly	584	813	-	28%
Tooling, Engineering and Other	559	569	-	2%
Total Sales	$8,330	$8,961	-	7%

External Production Sales - North America

Reported external production sales in North America increased 1% or $49 million to $4.46 billion for the first quarter of 2015 compared to $4.41 billion for the first quarter of 2014, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2014, including the:

•                  GM full-size pickups and SUVs;

•                  Ford Transit;

•                  Ford Mustang;

•                  BWM X4; and

•                  Chrysler 200.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a $159 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  net divestitures subsequent to the first quarter of 2014, which negatively impacted sales by $22 million; and

•                  net customer price concessions subsequent to the first quarter of 2014.

External Production Sales - Europe

Reported external production sales in Europe decreased 17% or $455 million to $2.18 billion for the first quarter of 2015 compared to $2.63 billion for the first quarter of 2014, primarily as a result of:

•                  a $477 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Russian ruble;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the first quarter of 2014; and

•                  net customer price concessions subsequent to the first quarter of 2014.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the first quarter of 2014, including the:

•                  MINI 3-Door and 5-Door Hatchback;

•                  Ford Transit; and

•                  Land Rover Discovery Sport.

4	Magna International Inc. First Quarter Report 2015

External Production Sales - Asia

Reported external production sales in Asia increased 10% or $40 million to $421 million for the first quarter of 2015 compared to $381 million for the first quarter of 2014, primarily as a result of the launch of new programs during or subsequent to the first quarter of 2014, primarily in China.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a $10 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won;

•                  programs that ended production during or subsequent to the first quarter of 2014; and

•                  net customer price concessions subsequent to the first quarter of 2014.

External Production Sales - Rest of World

Reported external production sales in Rest of World decreased 17% or $26 million to $131 million for the first quarter of 2015 compared to $157 million for the first quarter of 2014, primarily as a result of:

•                  lower production volumes on certain existing programs;

•                  a $27 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real and Argentine peso; and

•                  programs that ended production during or subsequent to the first quarter of 2014.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the first quarter of 2014, primarily in Brazil; and

•                  net customer price increases subsequent to the first quarter of 2014.

Complete Vehicle Assembly Sales

	For the three months
	ended March 31,
	2015	2014	Change

Complete Vehicle Assembly Sales	$584	$813	-	28%

Complete Vehicle Assembly Volumes (Units)	27,343	35,658	-	23%

Reported complete vehicle assembly sales decreased $229 million, to $584 million for the first quarter of 2015 compared to $813 million for the first quarter of 2014 while assembly volumes decreased 23% or 8,315 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $127 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  a decrease in assembly volumes for the MINI Countryman.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

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Tooling, Engineering and Other Sales

Reported tooling, engineering and other sales decreased 2% or $10 million to $559 million for the first quarter of 2015 compared to $569 million for the first quarter of 2014.

In the first quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series;

•                  Skoda Fabia;

•                  Honda HR-V and Vezel;

•                  MINI Countryman;

•                  Land Rover Discovery Sport;

•                  Ford Edge;

•                  BMW 1-Series; and

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse.

In the first quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Ford Mustang;

•                  QOROS 3;

•                  Chrysler 200;

•                  Chevrolet Suburban and Tahoe, GMC Yukon and Cadillac Escalade;

•                  Ford Transit;

•                  Honda Fit;

•                  Ford F-Series; and

•                  Peugeot RCZ.

The weakening of certain foreign currencies against the U.S. dollar, including the euro, Czech koruna, Canadian dollar and Russian ruble had an unfavourable impact of $78 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2015	2014

Sales	$8,330	$8,961

Cost of goods sold
Material	5,241	5,712
Direct labour	563	575
Overhead	1,379	1,475
	7,183	7,762
Gross margin	$1,147	$1,199

Gross margin as a percentage of sales	13.8%	13.4%

Reported cost of goods sold decreased $579 million to $7.18 billion for the first quarter of 2015 compared to $7.76 billion for the first quarter of 2014. The decrease in reported U.S. dollar cost of goods sold was due to the weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Russian ruble and Czech koruna. Excluding the effect of foreign exchange translation, costs of goods sold increased primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  higher launch costs; and

•                  a greater amount of employee profit sharing.

These factors were partially offset by productivity and efficiency improvements at certain facilities.

6	Magna International Inc. First Quarter Report 2015

Gross margin decreased $52 million to $1.15 billion for the first quarter of 2015 compared to $1.20 billion for the first quarter of 2014 and gross margin as a percentage of sales increased to 13.8% for the first quarter of 2015 compared to 13.4% for the first quarter of 2014. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities; and

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins; and

•                  a greater amount of employee profit sharing.

Depreciation and Amortization

Depreciation and amortization costs decreased $12 million to $205 million for the first quarter of 2015 compared to $217 million for the first quarter of 2014. The lower depreciation and amortization was primarily as a result of a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar partially offset by higher depreciation related to new facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.3% for the first quarter of 2015 compared to 4.7% for the first quarter of 2014. SG&A expense decreased $70 million to $355 million for the first quarter of 2015 compared to $425 million for the first quarter of 2014 primarily as a result of weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar and the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Equity Income

Equity income increased $7 million to $55 million for the first quarter of 2015 compared to $48 million for the first quarter of 2014.

Other Expense, net

During the first quarter of 2014, we recorded net restructuring charges of $22 million ($20 million after tax) in Europe at our exterior and interior systems operations. We expect full year 2015 restructuring charges to be approximately $15 million.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

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Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

	For the three months ended March 31,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$4,697	$4,668	$29	$460	$443	$17
Europe	3,113	3,773	(660)	124	127	(3)
Asia	483	463	20	47	29	18
Rest of World	133	161	(28)	(4)	(13)	9
Corporate and Other	(96)	(104)	8	15	19	(4)
Total reportable segments	$8,330	$8,961	$(631)	$642	$605	$37

Excluded from Adjusted EBIT for the three months ended March 31, 2014 was $22 million of net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

North America

Reported Adjusted EBIT in North America increased $17 million to $460 million for the first quarter of 2015 compared to $443 million for the first quarter of 2014. Reported U.S. dollar Adjusted EBIT was negatively impacted by the weakening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  higher equity income;

•                  lower affiliation fees paid to Corporate;

•                  margins earned on higher production sales;

•                  decreased pre-operating costs incurred at new facilities;

•                  decreased stock-based compensation; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $4 million; and

•                  net customer price concessions subsequent to the first quarter of 2014.

Europe

Reported Adjusted EBIT in Europe decreased $3 million to $124 million for the first quarter of 2015 compared to $127 million for the first quarter of 2014. The decrease in reported Adjusted EBIT was due to the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble and Czech koruna. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to Corporate; and

•                  lower warranty costs of $4 million.

These factors were partially offset by:

•                  lower equity income;

•                  higher launch costs;

•                  operational inefficiencies at certain facilities; and

•                  net customer price concessions subsequent to the first quarter of 2014.

8	Magna International Inc. First Quarter Report 2015

Asia

Adjusted EBIT in Asia increased $18 million to $47 million for the first quarter of 2015 compared to $29 million for the first quarter of 2014 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  lower affiliation fees paid to Corporate.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  higher launch costs; and

•                  net customer price concessions subsequent to the first quarter of 2014.

Rest of World

Adjusted EBIT in Rest of World increased $9 million to a loss of $4 million for the first quarter of 2015 compared to a loss of $13 million for the first quarter of 2014 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

•                  lower launch costs; and

•                  net customer price increases subsequent to the first quarter of 2014.

These factors were partially offset by higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $4 million to $15 million for the first quarter of 2015 compared to $19 million for the first quarter of 2014 primarily as a result of:

•                  a decrease in affiliation fees earned from our divisions;

•                  increased stock-based compensation; and

•                  a $1 million net decrease in valuation gains in respect of ABCP.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Interest Expense, net

During the first quarter of 2015, we recorded net interest expense of $11 million compared to $2 million for the first quarter of 2014. The $9 million increase is primarily as a result of interest expense on the $750 million 3.625% fixed rate Senior Notes issued during the second quarter of 2014 (the “Senior Notes”).

Magna International Inc. First Quarter Report 2015	9

Income from Operations before Income Taxes

Income from operations before income taxes increased $50 million to $631 million for the first quarter of 2015 compared to $581 million for the first quarter of 2014. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for the first quarter of 2015 increased $28 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

	2015		2014
	$	%	$	%

Income taxes as reported	$167	26.5	$189	32.5
Tax effect on Other expense, net	—	—	2	(0.8)
Austrian Tax Reform	—	—	(32)	(5.3)
	$167	26.5	$159	26.4

For the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we recorded a charge to income tax expense of $32 million (“Austrian Tax Reform”) in the first quarter of 2014.

Excluding the Austrian Tax Reform and Other Expense, after tax, the effective income tax rate increased to 26.5% for the first quarter of 2015 compared to 26.4% for the first quarter of 2014 primarily as a result of lower favourable audit settlements and an increase in permanent items offset by a reduction in losses not benefitted in Europe, South America and Asia.

Net Income

Net income of $464 million for the first quarter of 2015 increased $72 million compared to the first quarter of 2014. Excluding Other Expense, after tax, as discussed in the “Other Expense” section and the Austrian Tax Reform as discussed in the “Income Taxes” section, net income increased $20 million or 5%. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $1 million for the first quarters of 2015 and 2014.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $465 million for the first quarter of 2015 increased $72 million compared to the first quarter of 2014. Excluding Other Expense, after tax, as discussed in the “Other Expense” section and the Austrian Tax Reform as discussed in the “Income Taxes” section, net income attributable to Magna International Inc. increased $20 million primarily as a result of the increase in net income, as discussed above.

10	Magna International Inc. First Quarter Report 2015

Earnings per Share (restated)

	For the three months
	ended March 31,
	2015	2014	Change

Earnings per Common Share
Basic	$1.14	$0.89	+	28%
Diluted	$1.12	$0.88	+	27%

Weighted average number of Common Shares outstanding (millions)
Basic	409.3	440.6	-	7%
Diluted	415.0	447.0	-	7%

Diluted earnings per share increased $0.24 to $1.12 for the first quarter of 2015 compared to $0.88 for the first quarter of 2014. Other Expense, after tax, and the Austrian Tax Reform, negatively impacted diluted earnings per share by $0.12 in the first quarter of 2014. Other Expense and the Austrian Tax Reform are discussed in the “Other Expense” and “Income Taxes” sections, respectively. Excluding the $0.12 per share negative impact for the first quarter of 2014, diluted earnings per share increased $0.12 or 12%, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2015.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2014, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2015	2014	Change

Net income	$464	$392
Items not involving current cash flows	188	279
	652	671	$(19)
Changes in operating assets and liabilities	(358)	(197)
Cash provided from operating activities	$294	$474	$(180)

Cash flow from operations before changes in operating assets and liabilities decreased $19 million to $652 million for the first quarter of 2015 compared to $671 million for the first quarter of 2014. The decrease in cash flow from operations was due to a $91 million decrease in items not involving current cash flows partially offset by a $72 million increase in net income, as discussed above. Items not involving current cash flows are comprised of the following:

	For the three months
	ended March 31,
	2015	2014

Depreciation and amortization	$205	$217
Amortization of other assets included in cost of goods sold	29	29
Other non-cash charges	3	6
Equity income in excess of dividends received	(18)	(11)
Deferred income taxes	(31)	38
Items not involving current cash flows	$188	$279

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Cash invested in operating assets and liabilities amounted to $358 million for the first quarter of 2015 compared to $197 million for the first quarter of 2014. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended March 31,
	2015	2014

Accounts receivable	$(543)	$(834)
Inventories	(124)	(29)
Prepaid expenses and other	(15)	9
Accounts payable	146	328
Accrued salaries and wages	74	105
Other accrued liabilities	51	168
Income taxes payable/receivable	53	56
Changes in operating assets and liabilities	$(358)	$(197)

The increase in accounts receivable, accounts payable and accrued salaries and wages in the first quarter of 2015 was primarily due to an increase in production activities at the end of the first quarter of 2015 compared to the end of 2014. The increase in inventories was primarily due to increased tooling inventory to support upcoming launches and higher production inventory due to the increase in production activities at the end of the first quarter of 2015 compared to the end of 2014.

Capital and Investment Spending

	For the three months
	ended March 31,
	2015	2014	Change

Fixed asset additions	$(280)	$(217)
Investments and other assets	(42)	(54)
Fixed assets, investments and other assets additions	(322)	(271)
Purchase of subsidiaries	(1)	—
Proceeds from disposition	25	37
Cash used for investment activities	$(298)	$(234)	$(64)

Fixed assets, investments and other assets additions

In the first quarter of 2015, we invested $280 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2015 was for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2015.

In the first quarter of 2015, we invested $38 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the first quarter of 2015 or will be launching subsequent to the first quarter of 2015. In addition, we invested $4 million in equity accounted investments.

Proceeds from disposition

In the first quarter of 2015, the $25 million of proceeds include normal course fixed and other asset disposals.

12	Magna International Inc. First Quarter Report 2015

Financing

	For the three months
	ended March 31,
	2015	2014	Change

Increase in bank indebtedness	$73	$3
Issues of debt	15	31
Issues of Common Shares on exercise of stock options	6	25
Repayments of debt	(45)	(70)
Repurchase of Common Shares	—	(240)
Dividends paid	(89)	(83)
Cash used for financing activities	$(40)	$(334)	$294

The increase in bank indebtedness primarily relates to an increase in outstanding cheques.

Repayments of debt consist of reductions of term debt in our Asia and Rest of World segments.

Cash dividends paid per Common Share were $0.22 for the first quarter of 2015, for a total of $89 million.

Financing Resources

	As at	As at
	March 31,	December 31,
	2015	2014	Change

Liabilities
Bank indebtedness	$85	$33
Long-term debt due within one year	160	184
Long-term debt	797	811
	1,042	1,028
Non-controlling interests	13	14
Shareholders’ equity	8,560	8,659
Total capitalization	$9,615	$9,701	$(86)

Total capitalization decreased by $86 million to $9.62 billion at March 31, 2015 compared to $9.70 billion at December 31, 2014, primarily as a result of a $99 million decrease in shareholders’ equity partially offset by a $14 million increase in liabilities.

The decrease in shareholders’ equity was primarily as a result of:

•                  the $438 million net unrealized loss on translation of our net investment in operations whose functional currency is not the U.S. dollar;

•                  $89 million of dividends paid during the first quarter of 2015; and

•                  the $65 million net unrealized loss on cash flow hedges.

These factors were partially offset by the $464 million of net income earned in the first quarter of 2015.

Cash Resources

During the first quarter of 2015, our cash resources decreased by $120 million to $1.13 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2015, we had term and operating lines of credit totalling $2.54 billion of which $2.23 billion was unused and available.

On April 24, 2015, our $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Magna International Inc. First Quarter Report 2015	13

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 6, 2015 were exercised:

Common Shares	410,776,410
Stock options (i)	9,390,712
420,167,122

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2015 that are outside the ordinary course of our business. Refer to our MD&A included in our 2014 Annual Report.

SUBSEQUENT EVENTS

Consistent with our strategy to refine our product portfolio and increase our footprint in emerging markets, we recently announced the following:

(a)                                 Divestiture of Interiors Operations

On April 16, 2015, we announced the signing of an agreement to sell substantially all of our interiors operations to Grupo Antolin. The purchase price for the operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close in the third quarter of 2015. The planned divestiture will be reported as discontinued operations upon closing. Sales related to the interiors operations being divested were approximately $2.4 billion and $2.5 billion for the years ended December 31, 2014 and 2013, respectively. We will continue managing our seating operations, which are not included in this agreement.

(b)                                 Formation of Joint Venture

On May 4, 2015, Magna and Chongqing Xingqiaorui (“Xingqiaorui”) announced the signing of an agreement to form a strategic joint venture in China to supply body and chassis components to the Chinese market. Under the terms of the agreement, we will hold a 53% stake in the joint venture while Xingqiaorui will hold the remaining 47%. The transaction is expected to close in late 2015 or early 2016, subject to regulatory approvals.

(c)                                  Sale of Battery Systems

On May 5 2015, we sold our battery pack business to Samsung SDI for proceeds of approximately $120 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the three months ended March 31, 2015, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14	Magna International Inc. First Quarter Report 2015

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: implementation of improvement plans in our underperforming operations, and/or restructuring actions; statements relating to the strategic benefits expected to result from the sale of substantially all of our interiors operations (the “Transaction”). The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; the consummation of the Transaction, including required antitrust and other regulatory approvals; the satisfaction or waiver of conditions to complete the Transaction; warranty or indemnity obligations to the purchaser in the Transaction in relation to pre-closing liabilities; warranty and recall costs; risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; pension liabilities; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. First Quarter Report 2015	15

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2015	2014
Sales		$8,330	$8,961

Costs and expenses
Cost of goods sold		7,183	7,762
Depreciation and amortization		205	217
Selling, general and administrative	10	355	425
Interest expense, net		11	2
Equity income		(55)	(48)
Other expense, net	2	—	22
Income from operations before income taxes		631	581
Income taxes	6	167	189
Net income		464	392
Net loss attributable to non-controlling interests		1	1
Net income attributable to Magna International Inc.		$465	$393

Earnings per Common Share (restated — see note 1):	3
Basic		$1.14	$0.89
Diluted		$1.12	$0.88

Cash dividends paid per Common Share (restated)		$0.22	$0.19

Weighted average number of Common Shares outstanding during the period [in millions] (restated):	3
Basic		409.3	440.6
Diluted		415.0	447.0

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2015	2014
Net income		$464	$392
Other comprehensive income (loss), net of tax:	12
Net unrealized loss on translation of net investment in foreign operations		(438)	(112)
Net unrealized gain (loss) on available-for-sale investments		1	(1)
Net unrealized loss on cash flow hedges		(65)	(31)
Reclassification of net loss (gain) on cash flow hedges to net income		11	(1)
Reclassification of net loss on pensions to net income		1	1
Pension and post retirement benefits		(1)	—
Other comprehensive loss		(491)	(144)
Comprehensive (loss) income		(27)	248
Comprehensive loss attributable to non-controlling interests		1	1
Comprehensive (loss) income attributable to Magna International Inc.		$(26)	$249

See accompanying notes

16	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2015	2014

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$464	$392
Items not involving current cash flows	4	188	279
		652	671
Changes in non-cash operating assets and liabilities	4	(358)	(197)
Cash provided from operating activities		294	474

INVESTMENT ACTIVITIES
Fixed asset additions		(280)	(217)
Purchase of subsidiaries		(1)	—
Increase in investments and other assets		(42)	(54)
Proceeds from disposition		25	37
Cash used for investing activities		(298)	(234)

FINANCING ACTIVITIES
Increase in bank indebtedness		73	3
Repayments of debt		(45)	(70)
Issues of debt		15	31
Issues of Common Shares on exercise of stock options		6	25
Repurchase of Common Shares	11	—	(240)
Dividends		(89)	(83)
Cash used for financing activities		(40)	(334)

Effect of exchange rate changes on cash and cash equivalents		(76)	(21)

Net decrease in cash and cash equivalents during the period		(120)	(115)
Cash and cash equivalents, beginning of period		1,253	1,554
Cash and cash equivalents, end of period		$1,133	$1,439

See accompanying notes

Magna International Inc. First Quarter Report 2015	17

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2015	2014
ASSETS
Current assets
Cash and cash equivalents	4	$1,133	$1,253
Accounts receivable		5,895	5,635
Inventories	5	2,731	2,757
Income taxes receivable		—	16
Deferred tax assets		208	186
Prepaid expenses and other		184	160
		10,151	10,007
Investments	13	422	419
Fixed assets, net		5,468	5,664
Goodwill		1,275	1,350
Deferred tax assets		154	147
Other assets	7	516	552
		$17,986	$18,139
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$85	$33
Accounts payable		5,013	5,105
Accrued salaries and wages		758	730
Other accrued liabilities	8	1,541	1,538
Income taxes payable		27	—
Deferred tax liabilities		22	21
Long-term debt due within one year		160	184
		7,606	7,611
Long-term debt		797	811
Long-term employee benefit liabilities	9	535	580
Other long-term liabilities		327	292
Deferred tax liabilities		148	172
		9,413	9,466
Shareholders’ equity
Capital stock
Common Shares
[issued: 410,613,154; December 31, 2014 — 410,325,270 (restated)]	11	3,995	3,979
Contributed surplus		86	83
Retained earnings		5,528	5,155
Accumulated other comprehensive loss	12	(1,049)	(558)
		8,560	8,659
Non-controlling interests		13	14
		8,573	8,673
		$17,986	$18,139

See accompanying notes

18	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]
Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					465		(1)	464
Other comprehensive loss						(491)		(491)
Shares issued on exercise of stock options		0.3	8	(2)				6
Release of restricted stock			5	(5)				—
Stock-based compensation expense	10			10				10
Dividends paid			3		(92)			(89)
Balance, March 31, 2015		410.6	$3,995	$86	$5,528	$(1,049)	$13	$8,573

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions
		(restated)]

Balance, December 31, 2013		442.3	$4,230	$69	$5,011	$313	$16	$9,639
Net income					393		(1)	392
Other comprehensive loss						(144)		(144)
Shares issued on exercise of stock options		1.3	32	(7)				25
Release of restricted stock			5	(5)				—
Repurchase and cancellation under normal course issuer bid	11	(5.4)	(52)		(184)	(4)		(240)
Stock-based compensation expense	10			10				10
Reclassification from liability	10			7				7
Dividends paid		0.1	2		(85)			(83)
Balance, March 31, 2014		438.3	$4,217	$74	$5,135	$165	$15	$9,606

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

Magna International Inc. First Quarter Report 2015	19

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2014.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes included in the Company’s 2014 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2015 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2015 and 2014.

[b] Stock Split

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

[c]  Future Accounting Standard

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

[d] Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER EXPENSE, NET

During the first quarter 2014, the Company recorded net restructuring charges of $22 million [$20 million after tax] in Europe at its exterior and interior systems operations.

20	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

Earnings per share are computed as follows and have been restated to reflect the effect of the Stock Split [Note 1]:

	Three months ended
	March 31,
	2015	2014

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$465	$393

Weighted average number of Common Shares outstanding	409.3	440.6

Basic earnings per Common Share	$1.14	$0.89

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$465	$393

Weighted average number of Common Shares outstanding	409.3	440.6

Adjustments

Stock options and restricted stock [a]	5.7	6.4

	415.0	447.0

Diluted earnings per Common Share	$1.12	$0.88

[a]     For the three months ended March 31, 2015, diluted earnings per Common Share exclude 0.5 million [2014 — 0.4 million (restated)] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]     Cash and cash equivalents:

	March 31,	December 31,
	2015	2014

Bank term deposits, bankers acceptances and government paper	$993	$1,058
Cash	140	195
	$1,133	$1,253

[b]     Items not involving current cash flows:

	Three months ended
	March 31,
	2015	2014

Depreciation and amortization	$205	$217
Amortization of other assets included in cost of goods sold	29	29
Other non-cash charges	3	6
Equity income in excess of dividends received	(18)	(11)
Deferred income taxes	(31)	38
	$188	$279

Magna International Inc. First Quarter Report 2015	21

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]      Changes in non-cash operating assets and liabilities:

	Three months ended
	March 31,
	2015	2014

Accounts receivable	$(543)	$(834)
Inventories	(124)	(29)
Prepaid expenses and other	(15)	9
Accounts payable	146	328
Accrued salaries and wages	74	105
Other accrued liabilities	51	168
Income taxes receivable/payable	53	56
	$(358)	$(197)

5.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2015	2014

Raw materials and supplies	$898	$914
Work-in-process	242	241
Finished goods	316	362
Tooling and engineering	1,275	1,240
	$2,731	$2,757

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              INCOME TAXES

For the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million.

7.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2015	2014

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$247	$259
Customer relationship intangibles	92	108
Long-term receivables	82	87
Patents and licences, net	34	36
Pension overfunded status	13	13
Unrealized gain on cash flow hedges	12	8
Other, net	36	41
	$516	$552

22	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014

Balance, beginning of period	$88	$91
Expense, net	7	7
Settlements	(10)	(7)
Foreign exchange and other	(6)	—
Balance, March 31	$79	$91

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2015	2014

Defined benefit pension plans and other	$4	$3
Termination and long service arrangements	7	9
	$11	$12

10.       STOCK-BASED COMPENSATION

[a]    Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers] and has been restated to reflect the effect of the Stock Split [note 1]:

	2015			2014
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	8,314,658	27.03	4,614,488	9,516,216	20.91	5,694,218
Granted	1,614,336	68.24	—	1,502,600	53.36	—
Exercised	(239,362)	29.49	(239,362)	(1,360,704)	19.75	(1,360,704)
Cancelled	(103,332)	34.30	—	(33,998)	26.10	(12,000)
Vested	—	—	1,965,904	—	—	1,558,768
March 31	9,586,300	33.83	6,341,030	9,624,114	26.12	5,880,282

(i)      The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	Three months ended
	March 31,
	2015	2014

Risk free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years
Weighted average fair value of options granted in period [Cdn$] (restated)	$12.84	$11.47

Magna International Inc. First Quarter Report 2015	23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       STOCK-BASED COMPENSATION (CONTINUED)

[b] Long-term retention program

The following is a continuity of the stock that has not been released to executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers] and has been restated to reflect the effect of the Stock Split [note 1]:

	2015		2014
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	1,174,648	$20	1,460,952	$25
Release of restricted stock	(286,312)	(4)	(286,304)	(5)
Awarded and not released, March 31	888,336	$16	1,174,648	$20

[c]     Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers] and has been restated to reflect the effect of the Stock Split [note 1]:

	2015				2014
	Equity	Liability	Equity		Equity	Liability	Equity
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	985,278	46,052	303,261	1,334,591	1,263,708	60,238	254,894	1,578,840
Granted	120,958	15,790	12,112	148,860	101,618	16,050	12,630	130,298
Dividend equivalents	424	262	1,009	1,695	505	306	1,058	1,869
Released	(16,518)	—	—	(16,518)	(16,518)	—	—	(16,518)
Balance, March 31	1,090,142	62,104	316,382	1,468,628	1,349,313	76,594	268,582	1,694,489

[d]    Compensation expense related to Stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended
	March 31,
	2015	2014
Incentive Stock Option Plan	$3	$4
Long-term retention	1	1
Restricted stock unit	6	5
Total stock-based compensation expense	$10	$10

11.       COMMON SHARES

[a]     During the first quarter of 2014, the Company repurchased 5,420,000 shares [restated to reflect the effect of the Stock Split [note 1]] under a normal course issuer bid for cash consideration of $240 million.

[b]     The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 6, 2015 were exercised or converted:

Common Shares	410,776,410
Stock options (i)	9,390,712
420,167,122

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

24	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following is a continuity schedule of accumulated other comprehensive (loss) income:

	2015	2014

Accumulated net unrealized (loss) gain on translation of net investment in foreign operations
Balance, beginning of period	$(255)	$454
Net unrealized loss	(438)	(112)
Repurchase of shares under normal course issuer bid	—	(4)
Balance, March 31	(693)	338

Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(113)	(20)
Net unrealized loss	(65)	(31)
Reclassification of net loss (gain) to net income	11	(1)
Balance, March 31	(167)	(52)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(186)	(117)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(186)	(116)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	(4)
Net unrealized gain (loss)	1	(1)
Balance, March 31	(3)	(5)
Total accumulated other comprehensive (loss) income	$(1,049)	$165

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2015	2014

Balance, beginning of period	$44	$5
Net unrealized loss	27	10
Reclassification of net (loss) gain to net income	(5)	1
Balance, March 31	$66	$16

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2015	2014

Balance, beginning of period	$36	$14
Reclassification of net loss to net income	—	—
Balance, March 31	$36	$14

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $80 million [net of income taxes of $33 million].

Magna International Inc. First Quarter Report 2015	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS

[a]     The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2015	2014

Trading
Cash and cash equivalents	$1,133	$1,253
Investment in ABCP	82	88
	$1,215	$1,341
Held to maturity investments
Severance investments	$4	$4
Available-for-sale
Equity investments	$6	$5
Loans and receivables
Accounts receivable	$5,895	$5,635
Long-term receivables included in other assets	82	87
	$5,977	$5,722
Other financial liabilities
Bank indebtedness	$85	$33
Long-term debt (including portion due within one year)	957	995
Accounts payable	5,013	5,105
	$6,055	$6,133
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$40	$22
Other assets	12	8
Other accrued liabilities	(144)	(93)
Other long-term liabilities	(124)	(82)
	(216)	(145)
Commodity contracts
Other accrued liabilities	(1)	(1)
	$(217)	$(146)

26	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

March 31, 2015
Assets	$52	$49	$3
Liabilities	$(267)	$(49)	$(218)

December 31, 2014
Assets	$30	$28	$2
Liabilities	$(174)	$(28)	$(146)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At March 31, 2015, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$103 million [December 31, 2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At March 31, 2015, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $6 million, which was based on the closing share price of the investments on March 31, 2015.

Term debt

The Company’s term debt includes $160 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At March 31, 2015, the total estimated fair value of the Senior Notes was approximately $766 million, determined primarily using active market prices, categorized as Level 1 inputs within GAAP’s fair value hierarchy.

Magna International Inc. First Quarter Report 2015	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Currency risk and foreign exchange contracts

At March 31, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	283	1,372
euro amount	56	10
Korean won amount	22,022	—

For U.S. dollars
Peso amount	8,146	113
Korean won amount	35,210	—

For euros
U.S. amount	207	406
GBP amount	18	45
Czech Koruna amount	6,245	—
Polish Zlotys amount	271	—

Forward contracts mature at various dates through 2019.  Foreign currency exposures are reviewed quarterly.

14.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]     In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

28	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES (CONTINUED)

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2016, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]          In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  In the case of the German Federal Cartel Office, administrative fines are tied to the level of affected sales and the consolidated sales of the group of companies to which the offending entity belongs. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]      In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

15.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

Magna International Inc. First Quarter Report 2015	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	March 31, 2015				March 31, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,464	$1,359		$610	$1,604	$1,487		$574
United States	2,408	2,303		1,280	2,321	2,197		1,117
Mexico	1,095	1,011		671	1,039	958		609
Eliminations	(270)	—		—	(296)	—		—
	4,697	4,673	$460	2,561	4,668	4,642	$443	2,300
Europe
Western Europe (excluding Great Britain)	2,404	2,342		1,213	3,080	3,015		1,392
Great Britain	200	199		105	182	182		73
Eastern Europe	602	528		499	628	530		656
Eliminations	(93)	—		—	(117)	—		—
	3,113	3,069	124	1,817	3,773	3,727	127	2,121
Asia	483	455	47	665	463	428	29	596
Rest of World	133	133	(4)	67	161	161	(13)	102
Corporate and Other	(96)	—	15	358	(104)	3	19	269
Total reportable segments	8,330	8,330	642	5,468	8,961	8,961	605	5,388
Other expense, net			—				(22)
Interest expense, net			(11)				(2)
	$8,330	$8,330	$631	5,468	$8,961	$8,961	$581	5,388
Current assets				10,151				10,551
Investments, goodwill, deferred tax assets and other assets				2,367				2,609
Consolidated total assets				$17,986				$18,548

16.       SUBSEQUENT EVENTS

[a]         Divestiture of Interiors Operations

On April 16, 2015, the Company announced the signing of an agreement to sell substantially all of its interiors operations to Grupo Antolin.  The purchase price for the operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to close in the third quarter of 2015.  The planned divestiture will be reported as discontinued operations upon closing.  Sales related to the interiors operations being divested were approximately $2.4 billion and $2.5 billion for the years ended December 31, 2014 and 2013, respectively.  Magna will continue managing its seating operations, which are not included in this agreement.

[b]         Formation of Joint Venture

On May 4, 2015, the Company and Chongqing Xingqiaorui [“Xingqiaorui”] announced the signing of an agreement to form a strategic joint venture in China to supply body and chassis components to the Chinese market.  Under the terms of the agreement, the Company will hold a 53% stake in the joint venture while Xingqiaorui will hold the remaining 47%.  The transaction is expected to close in late 2015 or early 2016, subject to regulatory approvals.

30	Magna International Inc. First Quarter Report 2015

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SUBSEQUENT EVENTS (CONTINUED)

[c]          Sale of Battery Systems

On May 5, 2015, the Company sold its battery pack business to Samsung SDI for proceeds of approximately $120 million.

[d]         Credit Facility Extension

On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Magna International Inc. First Quarter Report 2015	31

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.